PRESS RELEASE	FEBRUARY 16, 2023

Largo Announces Change in Leadership

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces a change in leadership in which Paulo Misk, President and Chief Executive Officer has left the organization with immediate effect.

The Company's Board of Directors ("the Board") has appointed Mr. Daniel Tellechea as interim Chief Executive Officer to assist the Company through this period of transition. Mr. Tellechea has served on the Company's Board of Directors since 2015 and currently serves as the Chair of the Company's Operations Committee.

A search for a permanent Chief Executive Officer has begun and the Company has not amended its goals or objectives planned for the ensuing year, including its previously announced 2023 guidance.

J. Alberto Arias Chairman of the Board of Directors stated "Daniel has extensive experience in the metals and mining sector with some of the most successful metal companies in the Americas. His skill set will be invaluable during this period of management transition and his priority will be on the efficiency of the Company's vanadium operations in Brazil. The Company continues with its goal of adding shareholder value through its two-pillar strategy as a tier one vanadium supplier with an emerging U.S.-based energy storage business with manufacturing facilities in Massachusetts."

Mr. Tellechea has extensive experience in international mining, most recently serving as President & CEO of Sierra Metals, Inc. from 2007 to 2014, a Toronto based mining company listed on both the Toronto Stock Exchange with assets in Mexico and Peru. Prior to Sierra Metals, Mr. Tellechea was President and CEO of Asarco LLC from 2003 to 2005, and also served as the Managing Director of Finance and Administration for Asarco's parent, Grupo Mexico from 1994 to 2003. Mr. Tellechea also served as Asarco's Chief Financial Officer and Vice President of Finance for Southern Copper Corporation, which was majority owned by Grupo Mexico. Mr. Tellechea earned a Bachelor of Science in Accounting and a Master's Degree in Business Administration from Tecnologico de Monterrey.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) leading vanadium supplier with an outlined growth plan and 2.) U.S.-based energy storage business support a low carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com